FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2008

Commission File Number: 1-33659

COSAN LIMITED
(Translation of registrant’s name into English)

Av. Juscelino Kubitschek, 1726 – 6th floor
São Paulo, SP 04543-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

COSAN LIMITED

TABLE OF CONTENTS

Item

1.	Press Release dated April 10, 2008 issued by the registrant’s subsidiary Cosan S.A. Indústria e Comércio.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COSAN LIMITED

Date:	April 11, 2008	By:	/S/ Paulo Sérgio de Oliveira Diniz
			Name:	Paulo Sérgio de Oliveira Diniz
			Title:	Chief Financial Officer and Investors Relations Officer

COSAN S.A. INDÚSTRIA E COMÉRCIO
Corporate Taxpayer’s ID (C.N.P.J./M.F.) no. 50.746.577/0001-15
Corporate Registry ID (N.I.R.E.) 35.300.177.045
Publicly-Held Company

NOTICE TO THE MARKET

COSAN S.A. INDÚSTRIA E COMÉRCIO (Cosan, Bovespa: CSAN3) and Rezende Barbosa S.A. Administração e Participações (RB), holding company of Nova América group, jointly called “Shareholders”, publicly inform the execution of a Memorandum of Understanding, by means of which they will create Rumo Logística S.A. (RUMO), a company specialized in the logistics of sugar and grains located in the Port of Santos, São Paulo. The Shareholders have also entered into a Private Instrument of Sale and Purchase Commitment of Shares by which Cosan will acquire 49% of Teaçu Armazéns Gerais S.A. (Teaçu), a port terminal of sugar export located in Santos, owned by RB, by the amount of R$119 million reais.

According to the Memorandum of Understanding, the Shareholders will contribute their port assets and concessions of sugar export to the creation of RUMO. Cosan will contribute its total share in the assets of Cosan Operadora Portuária S.A. (Cosan Portuária), plus the 49% of the share it will acquire in Teaçu, and RB will contribute the remaining 51% in Teaçu. The equity capital of RUMO will be shared between the Shareholders, with 71.2% belonging to the shareholders of Cosan Portuária and 28.8% to the shareholders of RB.

Thus, RUMO will be created as the world’s largest logistical player on sugar exports, with a static storage capacity of 435,000 tonnes and annual shipment capacity of 8.5 million tones of sugar or grains, operating both solid bulks and bagged sugar.

The Shareholders believe that the combination of the port assets and their unified operation by means of RUMO, in addition to the exploration of other initiatives in the handling and transportation of sugar and grains, will generate expressive synergies, allowing RUMO to become one of the most competitive companies in the logistics segment, bringing large benefits to its clients and to Brazil. The effective concretion of this transaction is subject to condition precedent, including the approval by the appropriate regulatory bodies and minority shareholder.

São Paulo, April 10, 2008

Paulo Diniz	Roberto de Rezende Barbosa
Chief Financial	President and CEO
and Investor Relations Officer